FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the date and matters to be addressed in the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 21, 2013, and also an English translation of the letters distributed today by the Bank to its shareholders informing the date and matters to be addressed in the next Ordinary and Extraordinary General Shareholders Meetings, to be held on March 21, 2013. Said letters shall also be published as a press release in the Chilean newspaper “El Mercurio”, on March 4, 11 and 18, 2013.

Santiago, February 28, 2013

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to a General Ordinary Shareholders Meeting to be held on March 21, 2013, at 10:00 a.m, at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

a. Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the fiscal  year 2012;

b. Distribution of the distributable net income for the fiscal year ended December 31, 2012, and approval of dividend N° 201 in the amount of Ch$3.41625263165 per each “Banco de Chile” share, which represents 70% of the Bank’s distributable net income. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;

c. Definitive Appointment of a Director;

d. Board of Directors’ remuneration;

e. Directors and Audit Committee’s remuneration and approval of its budget;

f. Nomination of external auditors;

g. Directors and Audit Committee report;

h. Information with respect of related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas);

i. Other matters pertinent to General Ordinary Shareholders Meetings according to Chilean Corporate law and to the Bank’s by-laws.

Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on the same date and place than the General Ordinary Shareholder’s Meeting and immediately after such General Ordinary Shareholders Meeting, in order to address and decide the following matters:

a.              Increase the Bank’s capital through the capitalization of 30% of the distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of $ 71.97 per share which will be distributed between the shareholders in the proportion of 0.02034331347 fully paid-in shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396;

b.              Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank, and also the First Transitory Article of the Bylaws;

c.               Adopt the agreements necessary to legalize and execute the agreed upon amendments of the Bylaws.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Office

BANCO DE CHILE

General Ordinary Shareholders Meeting

I inform you that the Board of Directors of Banco de Chile agreed to summon to a General Ordinary Shareholders Meeting to be held on March 21, 2013, at 10:00 a.m, at the Auditorium of Banco de Chile located at 930 Huérfanos Street, Santiago, Chile, in order to address the following matters:

a. Approval of Banco de Chile’s Annual Report, Financial Statements and Report of the External Auditors for the fiscal  year 2012;

b. Distribution of the distributable net income for the fiscal year ended December 31, 2012, and approval of dividend N° 201 in the amount of Ch$3.41625263165 per each “Banco de Chile” share, which represents 70% of the Bank’s distributable net income. Said dividend, if approved by the Shareholders Meeting, shall be paid at the Bank’s principal offices immediately after the Meeting;

c. Definitive Appointment of a Director;

d. Directors’ remuneration;

e. Directors and Audit Committee’s remuneration and approval of its budget;

f. Nomination of external auditors;

g. Directors and Audit Committee report;

h. Information with respect of related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas);

i. Other matters pertinent to General Ordinary Shareholders Meetings according to Chilean Corporate law and to the Bank’s by-laws.

It is stated that the Financial Statements for the year ended December 31, 2012 were published in the newspaper “Estrategia”  on Januray 29, 2013, and with more detail, including their Notes and the Report of the External Auditors, at the Internet site www.bancochile.cl. Likewise, it is hereby informed that the Annual Report for the fiscal year 2012 is available in the aforementioned web page, and also, for review, in the Shares Section of the Bank, located in 925 Agustinas Street, office 541, at 5th floor,Santiago.

PARTICIPATION IN THE MEETING AND POWERS OF ATTORNEY

Holders of shares registered on March 15, 2013 at the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 20, 2013 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 975 Agustinas Street, Santiago.

PABLO GRANIFO LAVIN
       Chairman

Santiago, March of 2013

BANCO DE CHILE

General Extraordinary Shareholders Meeting

Likewise, the Board of Directors agreed to summon to a General Extraordinary Shareholders Meeting to be held on the same date and place than the General Ordinary Shareholder’s Meeting and immediately after such General Ordinary Shareholders Meeting, in order to address and decide the following matters:

a.              Increase the Bank’s capital through the capitalization of 30% of the distributable net income obtained during the fiscal year 2012, through the issuance of fully paid-in shares, of no par value, with a value of $ 71.97 per share which will be distributed between the shareholders in the proportion of 0.02034331347 fully paid-in shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396;

b.              Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank, and also the First Transitory Article of the Bylaws;

c.               Adopt the agreements necessary to legalize and execute the agreed upon amendments of the Bylaws.

PARTICIPATION IN THE MEETING AND POWERS OF ATTORNEY

Holders of shares registered on March 15, 2013 at the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., as mandated by Law N° 19,396, shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 20, 2013 at 16:00 hours, at the Shares Section of the Bank, located at 5th floor, 975 Agustinas Street, Santiago.

PABLO GRANIFO LAVIN
       Chairman

Santiago, March of 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

Banco de Chile

s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO